Mail Stop 3561

October 25, 2007

Jeffrey W. Kip
Senior Vice President and Chief Financial Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

      Re: Panera Bread Company
           File No. 000-19253
           Form 10-K: For the Fiscal Year Ended December 26, 2006
           Form 10-Q: For the Quarterly Period Ended June 26, 2007

Dear Mr. Kip:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 26, 2006

Item 6: Selected Financial Data, page 17
Item 7: Management's Discussion and Analysis

1.   Please remove (i) comparable bakery-café sales percentage for system-wide bakery-cafes and (ii) system-wide average weekly sales and system wide number of operating weeks from your disclosure, as we believe these presentations are prohibited under Item 10 of Regulation S-K. For further guidance, you may refer to a December 6, 2004 speech by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, located at
http://www.sec.gov/news/speech/spch120604teh.htm.

Note 2: Summary of Significant Accounting Policies, page 40

Property and Equipment, page 41

2.   Please quantify for us, and consider disclosing in your filings, the amount of maintenance and repairs that you have charged to expense for the periods presented here and your second quarter Form 10-Q. Additionally, explain to us the reason underlying any significant year-over-year fluctuations.

Capitalization of Certain Development Costs, page 42

3.   Please clarify for us and in your filings (i) the types of costs that you capitalize, (ii) your method of allocating costs to new-bakery locations, (iii) the point in time you begin to capitalize costs (e.g., at the point in time a new-bakery location is considered probable of being developed), (iv) whether you write-off deferred costs for abandoned new-bakery locations, and (v) whether you capitalize costs solely for company bakery-cafes, or both company-bakery-cafes and franchise operations. With regard to (v), explain to us in detail the basis for your accounting policy if you capitalize costs for both company-bakery-cafes and franchise operations.

Form 10-Q: For the quarterly period ended June 26, 2007

Revenues, page 15

4.   Please explain to us and in your filings the reason for the decrease in company–owned average weekly sales for the 2007 periods presented.

Investing Activities, page 20

5. Please separately disclose the capital expenditures attributable to the maintenance and remodeling of existing bakery-cafes and fresh dough facilities.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief